BUSINESS AND NORTHERN MARKETS September 2015 Exhibit 99.5

PAGE
DISCLAIMER
FORWARD-LOOKING STATEMENTS
This Investor Presentation contains forward-looking statements. James Hardie Industries plc (the “company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
•
statements about the company’s future performance;
•
projections of the company’s results of operations or financial condition;
•
Statements
regarding
the
company’s
plans,
objectives
or
goals,
including
those
relating
to
strategies,
initiatives,
competition,
acquisitions,
dispositions
and/or
its
products;
•
expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
•
expectations
concerning
the
costs
associated
with
the
significant
capital
expenditure
projects
at
any
of
the
company’s
plants
and
future
plans
with
respect
to
any
such
projects;
•
expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
•
expectations concerning dividend payments and share buy-backs;
•
statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
•
statements regarding tax liabilities and related audits, reviews and proceedings;
•
expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
•
expectations concerning indemnification obligations;
•
expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
•
statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
•
statements
about
economic
conditions,
such
as
changes
in
the
US
economic
or
housing
recovery
or
changes
in
the
market
conditions
in
the
Asia
Pacific
region,
the
levels
of
new
home
construction
and
home
renovations,
unemployment
levels,
changes
in
consumer
income,
changes
or
stability
in
housing
values,
the
availability
of
mortgages
and
other
financing,
mortgage
and
other
interest
rates,
housing
affordability
and
supply,
the
levels
of
foreclosures
and
home
resales,
currency
exchange
rates,
and
builder
and
consumer
confidence.

PAGE
DISCLAIMER (continued)
Words
such
as
“believe,”
“anticipate,”
“plan,”
“expect,”
“intend,”
“target,”
“estimate,”
“project,”
“predict,”
“forecast,”
“guideline,”
“aim,”
“will,”
“should,”
“likely,”
“continue,”
“may,”
“objective,”
“outlook”
and
similar
expressions
are
intended
to
identify
forward-looking
statements
but
are
not
the
exclusive
means
of
identifying
such
statements.
Readers
are
cautioned
not
to
place
undue
reliance
on
these
forward-looking
statements
and
all
such
forward-looking
statements
are
qualified
in
their
entirety
by
reference
to
the
following
cautionary
statements.
Forward-looking
statements
are
based
on
the
company’s
current
expectations,
estimates
and
assumptions
and
because
forward-looking
statements
address
future
results,
events
and
conditions,
they,
by
their
very
nature,
involve
inherent
risks
and
uncertainties,
many
of
which
are
unforeseeable
and
beyond
the
company’s
control.
Such
known
and
unknown
risks,
uncertainties
and
other
factors
may
cause
actual
results,
performance
or
other
achievements
to
differ
materially
from
the
anticipated
results,
performance
or
achievements
expressed,
projected
or
implied
by
these
forward-looking
statements.
These
factors,
some
of
which
are
discussed
under
“Risk
Factors”
in
Section

of
the
Form
20-F
filed
with
the
Securities
and
Exchange
Commission
on
21
May
2015,
include,
but
are
not
limited
to:
all
matters
relating
to
or
arising
out
of
the
prior
manufacture
of
products
that
contained
asbestos
by
current
and
former
company
subsidiaries;
required
contributions
to
AICF,
any
shortfall
in
AICF
and
the
effect
of
currency
exchange
rate
movements
on
the
amount
recorded
in
the
company’s
financial
statements
as
an
asbestos
liability;
governmental
loan
facility
to
AICF;
compliance
with
and
changes
in
tax
laws
and
treatments;
competition
and
product
pricing
in
the
markets
in
which
the
company
operates;
the
consequences
of
product
failures
or
defects;
exposure
to
environmental,
asbestos,
putative
consumer
class
action
or
other
legal
proceedings;
general
economic
and
market
conditions;
the
supply
and
cost
of
raw
materials;
possible
increases
in
competition
and
the
potential
that
competitors
could
copy
the
company’s
products;
reliance
on
a
small
number
of
customers;
a
customer’s
inability
to
pay;
compliance
with
and
changes
in
environmental
and
health
and
safety
laws;
risks
of
conducting
business
internationally;
compliance
with
and
changes
in
laws
and
regulations;
the
effect
of
the
transfer
of
the
company’s
corporate
domicile
from
the
Netherlands
to
Ireland,
including
changes
in
corporate
governance
and
any
potential
tax
benefits
related
thereto;
currency
exchange
risks;
dependence
on
customer
preference
and
the
concentration
of
the
company’s
customer
base
on
large
format
retail
customers,
distributors
and
dealers;
dependence
on
residential
and
commercial
construction
markets;
the
effect
of
adverse
changes
in
climate
or
weather
patterns;
possible
inability
to
renew
credit
facilities
on
terms
favorable
to
the
company,
or
at
all;
acquisition
or
sale
of
businesses
and
business
segments;
changes
in
the
company’s
key
management
personnel;
inherent
limitations
on
internal
controls;
use
of
accounting
estimates;
and
all
other
risks
identified
in
the
company’s
reports
filed
with
Australian,
Irish
and
US
securities
regulatory
agencies
and
exchanges
(as
appropriate).
The
company
cautions
you
that
the
foregoing
list
of
factors
is
not
exhaustive
and
that
other
risks
and
uncertainties
may
cause
actual
results
to
differ
materially
from
those
referenced
in
the
company’s
forward-looking
statements.
Forward-looking
statements
speak
only
as
of
the
date
they
are
made
and
are
statements
of
the
company’s
current
expectations
concerning
future
results,
events
and
conditions.
The
company
assumes
no
obligation
to
update
any
forward-looking
statements
or
information
except
as
required
by
law.

STRATEGY

PAGE
•
Grow Fiber cement by substituting for both wood and vinyl based sidings and trim all market segments (35)
•
Maintain our Fiber cement category position by delivering differentiated value to supply chain participants, right through to the home owner (90)
•
Build the business model in a way that delivers sustainable financial returns that far exceed industry averages
JAMES HARDIE US STRATEGY

PAGE Future Present 6 GROWTH - 35 • Focus on the wood look opportunity • Grow significantly against vinyl and wood based products • Grow in all segments

PAGE
HARDIE VALUE AND SEGMENTS AT TERMINAL SHARE
Segment
Decision Maker
Value Creation
Share Implications
Repair
and
Remodel
•
Home Owner
•
Design
•
Low Maintenance
++
Single Family
New
Construction
•
Builder
•
Sell house for more, or
sell homes
faster
+
Multi Family
•
Management
Firm/Owner
•
Total cost of ownership
+++

PAGE
•
Align
with
channel
partners
in
a
way
that
allows
full
market
access
and
leverage
their
local
service
capabilities
and
customer
relationships
•
Ensure
that
supply
chain
is
built
and
operates
in
a
manner
that
enables
participants
to
earn
acceptable
category
returns
in
the
category
•
Support
our
channel
in
a
manner
that
protects
and
develops
the
category
DEFEND
THE
CATEGORY
-
90

PAGE
James Hardie can deliver:
•
Superior
design
compared
to
vinyl
with
a
true
wood
look
•
Superior
durability
and
lower
maintenance
compared
to
real
wood,
hardboard/OSB
exterior
products
•
Scale,
field
support
and
business-building
programs
to
all
members
in
the
value
chain
JH VALUE PROPOSITION

STRATEGIC COMPETITIVE ADVANTAGE

PAGE

YEAR
-
R&D
SPEND

•
R&D spend is divided between research and development projects
•
Research
–
Core
understanding
of
the
technologies
and
science
behind
them
•
Development
–
Focus
on
implementing
new
technology
and
new
products

PAGE RESEARCH CAPABILITIES 12 Thermal Properties Compositional Analysis Mechanical Properties Microscopy

PAGE RESEARCH CAPABILITIES 13 Longer-Term, Real-Life Exposure

PAGE
Invest in new manufacturing platforms to enable a step-change in current products or in a new category
PLATFORM DEVELOPMENT FOCUS

Platform A
(Current)
•
Plank / Panel
•
Flat sheets
•
Higher
throughput
Platform B
(Current)
•
Thicker products
•
Functional
Platform C
(New)
•
Aesthetics
•
Product Form
•
High-end
products
Platform D
(New)
•
Shapes
•
Extreme
applications
•
Functional
Commercialized
Implementation
Commercialized
Commercialized

PAGE
Balanced mix of step change products and product line
extensions to drive JH category and market share growth
PRODUCT DEVELOPMENT FOCUS

Form
•
Aesthetics
•
Texture
•
Shape
•
Weight
•
Color
Function
•
Water management
•
Drainage
•
Durability
•
Energy efficiency
Features
•
Concealed
fastening
•
Nail line
•
Ease of install

PAGE Delivered HardieZone ® Engineered for Climate ® Products 7 th Generation of FC products HARDIEZONE ® SYSTEM– ENGINEERED FOR CLIMATE ® 16 James Hardie Siding Products

PAGE PRODUCT DEVELOPMENT 17 HardieTrim® Mouldings HardieReveal2.0™Panel System HardiePlank® Lap Siding with Insulation Artisan® V-Rustic Siding HardieTrim® 5/4” NT3® Roughsawn

PAGE
PRODUCT PERFORMANCE

HZ5
®
siding performs 5x better than generic FC in system testing
Source: James Hardie Internal Research and Testing
20
40
60
100
0
20
40
60
80
100
120
Generic Fiber
Cement
HZ5
TIME

PAGE
JH vs. COMPETITORS (OSB)

1/16
1/4
0
  1/16
  1/8
  3/16
  1/4
  5/16
JH
OSB
Real World Movement
is 4X, Damp to Ambient
Like
hardboard,
OSB
siding
is
a
wood
based,
manufactured
product
that
can
experience
similar
issues
when
exposed
in
external
applications:
•
Fire
•
Splitting
•
Mold Growth
•
Termites
•
Significant Moisture Movement
•
Swelling
Source: James Hardie Internal Research and Testing
Termite Activity
Splitting
Fire
Mold Growth
Moisture Movement
JH
OSB

PAGE

FLEXIBLE AND LOW COST MANUFACTURING
•
Low cost manufacturing
•
Significant R&D investment in plant engineering, construction and design
•
Significantly lower capital $ per square foot produced than our competitors
•
Enable James Hardie product leadership and brand promise
•
Durability
•
Product portfolio
Safety
People
Quality
Service
Process
Optimization
Cost

PAGE

WELL DEVELOPED SUPPLY CHAIN
Integrated supply chain designed for on-time service
at optimized landed costs
Regional Sourcing Zones
Customer demand is grouped
into sourcing zones
Lowest Cost Sourcing
Manufacturing & freight costs
determine “ideal” source plant
Introducing manufacturing
capacities shifts the model
Actual Network Sourcing

PAGE
ORGANIZATION CAPABILITY

•
Driving an overall business capability that allows us to
profitably participate in all segments
•
Ability to move a market
•
Very capable and above the industry norm
•
Executing at a high level with a single focus
•
Depth of leadership
•
Tenure and continuity
Recruit
Engage
Develop
Promote
Evaluate

MARKET INITIATIVES DRIVING NON-PRODUCT ADVANTAGE

PAGE Competitive Product Install Costs JH full wrap Install Costs Design Marketing support Durability/ low maintenance Value Warranty Ease of Install ECONOMIC VALUE ANALYSIS 24

PAGE
ECONOMIC VALUE ANALYSIS
Competitive
Product
Install Costs
JH full wrap
Install Costs
Design
Marketing support
Durability/ low maintenance
Value
Warranty
Ease of Install
As we get closer to 35 we need to continue to add value

PAGE
Competitive
Product
Install Costs
JH full wrap
Install Costs
Design
Marketing support
Durability/ low maintenance
Value
Warranty
Ease of Install
ECONOMIC VALUE ANALYSIS
Other non product
value adds
“Me too’
Positioning

PAGE
Aimed at facilitating growth
•
SIDE Master Installation Program
•
100% HARDIE in single family new construction
•
Hardie Ambassadors in repair and Remodel
•
AskHardie™ Support in smaller markets
MARKET INITIATIVES

PAGE
SIDE MASTER INSTALLATION PROGRAM

Target
SIDE Event
Sub-Labor
Follow Up
Installer
Follow Up
Process:
Output (JH Benefit):
1.
Target Builder Conversions
2.
New Builder Leads
3.
Increased Compliance
1.
Increased Compliance
2.
New Builder Leads
3.
Capacity Leads

PAGE 100% HARDIE - SINGLE FAMILY NEW CONSTRUCTION A program that: …inspires confidence …stands above the rest …delivers results 29

PAGE
•
Drive awareness and preference for James Hardie products in
vinyl battleground neighborhoods
•
Reaching homeowners through multiple touch points
•
Enabling contractor growth in these key neighborhoods
HARDIE
AMBASSADOR
PROGRAM
–
SINGLE
FAMILY
REPAIR
AND
REMODEL

PAGE ASKHARDIE™ SUPPORT IN SMALLER MARKETS Additional resources for the trade in select Midwest markets providing expedited response times through dedicated single source experts 31 askHardie Support

PAGE QUESTIONS 32